

12060696

4/9 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH. D.C.
196
SECTION

SEC FILE NUMBER
8- 00847

68420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scout Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street ,12th Floor, Suite 1206
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Bleich — 212-906-0839
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road	Clifton	New Jersey	07013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Bleich , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scout Trading, LLC , as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

NICOLE SAUNDERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6253051
Qualified in New York County
My Commission Expires December 19, 2015

Notary Public 2/28/12

Signature

managing member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scout Trading, LLC

Report Pursuant to Rule 17a-5

Financial Statements

Year Ended December 31, 2011


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH, D.C.
196
SECTION

Scout Trading, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

Year Ended December 31, 2011

SMF
SAX MACY FROMM
Certified Public Accountants & Advisers

Knowledgeable People. Excellent Results.

Independent Auditors' Report

To the Board of Directors of
Scout Trading, LLC:

We have audited the accompanying statement of financial condition of **Scout Trading, LLC** as of December 31, 2011, and the related statements of income, changes in members' capital, changes in subordinated liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scout Trading, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 10, 2012

855 Valley Road | Clifton, NJ 07013 | T 973.472.6250 | F 973.472.7172 | www.smf-cpa.com

NEW JERSEY NEW YORK CONNECTICUT FLORIDA

Scout Trading, LLC

Statement of Financial Condition

December 31, 2011

Assets

Assets:		
Cash and cash equivalents	$ 177,969	
Deposits with brokers, dealers, and clearing organizations	19,879,448	
Securities owned, at fair value	19,469,005	
Receivables from brokers, dealers, and clearing organizations	115,089,995	
Prepaid expenses and other current assets	135,365	
Furniture, equipment, and leasehold improvements, net	221,102	
Due from member	551,408	
Security deposits	156,601	
Total Assets		$ 155,680,893

Liabilities and Members' Capital

Current Liabilities:		
Accounts payable	$ 2,616,495	
Accrued expenses and other current liabilites	757,038	
Notes payable	9,000,000	
Securities sold, not yet purchased, at fair value	134,559,000	
Total Current Liabilities		$ 146,932,533
Members' Capital		8,748,360
Total Liabilities and Members' Capital		$ 155,680,893

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Statement of Income

Year Ended December 31, 2011

Income:		
Trading income	$ 17,039,547	
Dividend expense	(209,571)	
Interest income	2,949	
Net Income		$ 16,832,925
Expenses:		
Employee compensation and benefits	6,048,140	
Brokerage, exchange, and clearance fees	2,590,836	
Occupancy costs	235,172	
Communication expenses	943,107	
Professional fees	95,423	
Management fees	252,711	
Interest expense	922,647	
Office expenses	103,924	
Total Expenses		11,191,960
Income Before Income Taxes		5,640,965
Income Taxes		171,704
Net Income		$ 5,469,261

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2011

Members' Capital at Beginning of Year	$ 6,138,252
Members' distributions	(2,859,153)
Net income	5,469,261
Members' Capital at End of Year	$ 8,748,360

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Statement of Changes in Subordinated Liabilities

Year Ended December 31, 2011

Subordinated Borrowings at December 31, 2010	$ ---
Issuance of subordinated notes	9,000,000
Subordinated Borrowings at December 31, 2011	$ 9,000,000

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Statement of Cash Flows

Year Ended December 31, 2011

Cash Flows From Operating Activities:		
Net income		$ 5,469,261
Adjustments to reconcile net income to net cash (used for) operating activities:		
Depreciation	$ 50,884	
(Increase) decrease in assets:		
Deposits with brokers, dealers, and clearing organizations	(14,243,220)	
Securities owned, net	1,130,993	
Receivables from brokers, dealers, and clearing organizations	11,609,733	
Prepaid expenses and other current assets	127,546	
Security deposits	(1,488)	
Increase (decrease) in liabilities:		
Accounts payable	2,586,642	
Accrued expenses and other current liabilities	592,500	
Securities sold, not yet purchased, net	(12,740,726)	
Net adjustments to reconcile net income to net cash (used for) operating activities		(10,887,136)
Net Cash (Used for) Operating Activities		(5,417,875)
Cash Flows From Investing Activities:		
Additions to furniture, equipment, and leasehold improvements		(48,707)
Cash Flows From Financing Activities:		
Members' distributions	(2,859,153)	
Advances from subordinated debt	9,000,000	
Advances to member	(551,408)	
Net Cash Provided By Operating Activities		5,589,439
Net Increase in Cash and Cash Equivalents		122,857
Cash and Cash Equivalents at Beginning of Year		55,112
Cash and Cash Equivalents at End of Year		$ 177,969

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Scout Trading, LLC ("the Company") is a broker-dealer registered with the SEC and is a member of various exchanges. The Company does not hold customer balances and trades its own funds.

Note 2 – Summary of Significant Accounting Policies:

A. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

B. Security Transactions – Security transactions are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased, are valued at fair value. Realized gains and losses are recognized based on the first-in, first-out or specific identification method. Unrealized gains and losses are computed as the difference between cost or proceeds and market value of securities held long and short on the financial statement date. Dividend income and dividends on securities sold short are recognized on the ex-dividend date. Interest income and expenses are recorded on the accrual basis.

C. Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D. Property and Equipment – Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Depreciation of leasehold improvements is based on the terms of the respective lease.

E. Income Taxes – As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to the New York City unincorporated business tax.

   The Financial Accounting Standards Board (FASB) issued new guidance on accounting for uncertainty in income taxes which the Company has adopted. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

Note 2 – Summary of Significant Accounting Policies *(Continued)*:

F. Receivables from/payables to Broker, Dealers, and Clearing Organizations – These amounts consist primarily of margin balances at clearing organizations. The Company clears certain proprietary transactions through a clearing organization on a fully disclosed basis. The amount payable to the clearing organization relates to the margin transactions and is collateralized by cash deposited at the clearing organization.

G. Fair Value of Financial Instruments – The carrying amounts of financial instruments, including cash, cash equivalents, accounts receivable, accounts payable, accrued liabilities, and short-term borrowings approximates fair value due to the short maturity of these instruments. Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. The Company uses quoted market prices for its long-term debt when traded as an asset in an active market. When quoted market prices are not available, fair value of long-term debt is estimated using an expected present value technique.

In determining fair value, the Company uses various valuation approaches. In accordance with ACS 820, a hierarchy is established for inputs used of measuring fair value that maximizes the use of observable inputs and minimizes the use on unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the reliability inputs as follows:

Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Note 2 – Summary of Significant Accounting Policies *(Continued)*:

The fair value of marketable equity securities has been determined using quoted prices in active markets for identical assets, which is level 1 in the hierarchy for ranking the quality and reliability of the information used to determine fair values under ACS 820.

	Total	Level 1	Level 2	Level 3
Exchange Traded Funds	$ 18,968,027	$ 18,968,027	$ ---	$ ---
Common Stocks:				
Technology	35,969	35,969	---	
Consumer services	53,149	53,149	---	---
Capital goods	36,282	36,282	---	---
Basic Industries	41,998	41,998	---	---
Consumer durables	9,393	9,393	---	---
Consumer non-durables	19,040	19,040	---	---
Energy	130,721	130,721	---	---
Finance	13,727	13,727	---	---
Public utilities	14,210	14,210	---	---
Transportation	137,012	137,012	---	---
Other	9,476	9,476	---	---
Total Common Stocks	500,978	500,978	---	---
Securities Owned, at Fair Value	$ 19,469,005	$ 19,469,005	$ ---	$ ---

H. Subsequent Events – The Company has evaluated subsequent events for potential recognition or disclosure through February 10, 2012 the date the financial statements were available to be issued.

Note 3 – Subordinated Liabilities:

Liabilities under the subordination agreement are as follows:

Two subordinate notes to one of the Company's members at a rate of 15% per annum during the first year and a rate of 10% per annum during the second year, due 2013.	$ 9,000,000

The interest expense for the year was $381,900.

The subordinated liability is covered by agreements approved by FINRA and thus is available in computing net capital under Securities and Exchange Commission's uniform net capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be paid.

Note 4 – Financial Instruments with Off-Balance Sheet Risk and Market Risk:

In the normal course of business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include securities sold short.

Securities sold short represent obligations of the Company to purchase the security in the market at prevailing prices. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the statement of financial condition. The Company has recorded these obligations in the financial statements at the fair values of the related securities under the caption "Securities sold, not yet purchased, at fair value."

Market risk represents the potential loss that can be caused by unfavorable movements in interest rates, foreign exchange rate, or market prices of other financial instruments. The Company's investments are exposed to risks associated with the effect of fluctuations in prevailing levels of market interest rates and foreign currency exchange rates on its financial positions and cash flows.

Note 5 – Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned and securities sold, not yet purchased consist primarily of trading securities in U.S. public entities as quoted market values.

Note 6 – Due from Member:

Due from member represents advances to a Company's member and is due on demand without specific repayment terms.

Note 7 – Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements as of December 31, 2011 consisted of the following:

Equipment	$ 195,867	
Furniture and fixtures	41,956	
Leasehold Improvements	91,746	
Total	329,569	
Less: Accumulated depreciation	108,467	
Net Property and Equipment		$ 221,102

Note 8 – Commitments:

The Company leases office space for its corporate headquarters pursuant to a four and a half - year lease which commenced in August 2009. The Company's rent expense was $176,017 for the year ended December 31, 2011.

The lease requires annual payments as follows:

Years Ending December 31	
2012	$ 176,989
2013	182,298
Total	$ 359,287

Note 9 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15(c)3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2011 was $16,105,453, which exceeded its requirement by $15,880,551.

Note 10 – Retirement Plan:

The Company maintains a retirement plan which covers substantially all employees. The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and all the requirements of section 401(a) and 401(k) of the Internal Revenue Code. Pre-tax employee contributions are made pursuant to salary deferral agreements. Participants are immediately vested in their voluntary contributions plus actual earnings.

Note 11 – Concentration of Credit Risk:

The Company primarily maintains its cash and security balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) and the Securities Investor Protection Corporation (SIPC). Balances have exceeded FDIC and SIPC insured limits in 2011.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include banks, clearing organizations, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SMF
SAX MACY FROMM
Certified Public Accountants & Advisers
Knowledgeable People. Excellent Results.

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Scout Trading, LLC:

We have audited the financial statements of **Scout Trading, LLC** as of and for the year ended December 31, 2011, and have issued our report thereon dated February 10, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedule of Minimum Capital Requirements and the Schedule of Determination of Reserve Requirements Under Exhibit A of Rule 15(c) 3-3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 10, 2012

Scout Trading, LLC

Schedule of Minimum Capital Requirements

December 31, 2011

Total Ownership Capital		$ 8,748,360
Add: Subordinated liabilities		9,000,000
Total Capital and Allowable Subordinated Liabilities		17,748,360
Less: Non-Allowable Assets:		
Prepaid expenses and other current assets	$ 135,365	
Property and equipment, net	221,102	
Due from member	551,408	
Security deposits	156,601	
Total Non-Allowable Assets		1,064,476
Net Capital before Haircuts on Securities Positions		16,683,884
Haircuts on Securities:		
Trading securities		578,431
Adjusted Net Capital		16,105,453
Computation of Net Capital Requirements:		
Minimum net capital requirements:		
6 2/3 percent of net aggregate indebtedness	224,902	
Minimum dollar net capital required	100,000	
Net Capital Required (Greater of Above)		224,902
Excess Net Capital		$ 15,880,551
Aggregate Indebteness		$ 3,373,533
Ratio of Aggregate Indebteness to Adjusted Net Capital		21%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2011.

See Independent Auditors' Report on Supplementary Information.

Scout Trading, LLC

Schedule for Determination of the Reserve Requirements Under Exhibit A of Rule 15(c) 3-3

December 31, 2011

The Company is exempt from Rule 15(c) 3-3 under paragraph (k)(2)(ii). As such, the Company does not hold funds or securities for any customers.

Independent Auditors' Report on Internal Control over Financial Reporting

To the Board of Directors of
Scout Trading, LLC:

In planning and performing our audit of the financial statements of **Scout Trading, LLC** (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 10, 2012

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Scout Trading, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Scout Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Scout Trading, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Scout Trading, LLC's management is responsible for Scout Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and work supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 10, 2012

Scout Trading, LLC

Schedule of Assessments and Payments

Year Ended December 31, 2011

Payment Date	To Whom Paid	Amount
08/05/211	SIPC	$ 6,868
1/25/2012	SIPC	$ 26,662